ETFS CAPITAL LIMITED Ordnance House, 31 Pier Road St. Helier, Jersey JE2 4XW

April 12, 2023

[Nominee]

[Address]

Dear [Nominee]:

This letter sets forth our mutual agreement with respect to compensation to be paid to you for your agreement to be named and serve as a nominee of ETFS Capital Limited (“ETFS Capital”), certain of its affiliates (collectively “ETFS”), for election as a director of WisdomTree, Inc. (the “Company”) at the Company’s 2023 annual meeting of stockholders including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

In consideration of your agreement to be named and serve as a nominee of ETFS Capital for election as a director of the Company at the Annual Meeting, the undersigned hereby agrees to pay you (i) $50,000 in cash following (x) the execution of this letter agreement by ETFS Capital and you and (y) the provision by you of all information, including executed nominee documents, requested by ETFS Capital or its representatives or advisors in connection with your nomination (with such payment to be made promptly thereafter) and (ii) $50,000 in cash upon the earlier to occur of (a) the filing by ETFS of a definitive proxy statement with the U.S. Securities and Exchange Commission relating to a solicitation of proxies in favor of your election as a director of the Company at the Annual Meeting or (b) ETFS entering into an agreement with the Company with respect to your election or appointment to the Company’s board of directors (the “Board”); provided, however, that, at ETFS’s sole discretion, it may determine to compensate you the $50,000 provided for under clause (ii) above at any date of its choosing, prior to the events in either (a) or (b) occurring.

The term of this letter agreement shall commence on the date hereof and shall remain in effect until the earliest to occur of (i) the Company’s appointment or nomination of you for election as a director of the Company, (ii) the date of any agreement with the Company (x) in furtherance of your nomination or appointment as a director of the Company or (y) with respect to the composition of the Board, (iii) ETFS’s withdrawal of your nomination for election as a director of the Company, and (iv) the date of the Annual Meeting.

The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the State of New York, without regard to its principles of conflict of laws, and by applicable laws of the United States. The parties hereto consent to the jurisdiction of the New York State and United States courts located in New York County, New York for the resolution of any disputes hereunder and agree that venue shall be proper in any such court notwithstanding any principle of forum non conveniens and that service of process on the parties hereto in any proceeding in any such court may be effected in the manner provided herein for the giving of notices. The parties hereto waive trial by jury in respect of any such proceeding.

This letter agreement shall bind and inure to the benefit of you and your heirs, successors and assigns.

This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

ETFS Capital Limited

By:
Name:	Graham Tuckwell
Title:	Chairman

Accepted and Agreed to:

[Nominee]